                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-30234

                                   (Check One)
              |X|   Form 10-K   |_|   Form 20-F   |_|   Form 11-K

   |_|   Form 10-Q   |_|   Form 10-D   |_|   Form N-SAR   |_|   Form N-CSR

     For Period Ended: March 31, 2008

         |_| Transition  Report on Form 10-K
         |_| Transition  Report on Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition  Report on Form 10-Q
         |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

Nothing  in this  Form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

EnerJex Resources, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

7300 W. 110th, 7th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street & Number)

Overland Park, Kansas 66210
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The  subject  annual  report,  semi-annual  report,  transition report on Form  10-K,  Form  20-F,  Form  11-K,  Form N-SAR or Form
             N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X|          day following  the  prescribed  due date; or the subject  quarterly report or transition  report or  transition  report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof,  will be  filed  on or  before  the  fifth  calendar  day  following  the prescribed due date; and

             (c) The  accountant's  statement or other exhibit  required by Rule
             12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The  Registrant is in the final stages of  negotiating a new senior secured credit  facility and related  amendments to existing  indebtedness.  Because the registrant was focused on completing  this credit  facility,  the Registrant did not have  sufficient  time and resources to prepare and review the Form 10-K for the fiscal year ended March 31, 2008 (fiscal 2008) prior to the  prescribed  due date of June 30, 2008.  The Registrant  currently  expects to file its Form 10-K for fiscal 2008 on or before the fifteenth calendar day following the prescribed due date for the filing of the Registrant's Form 10-K.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

     C. Stephen Cochennet            (913)                   693-4600
     ----------------------------    ------------------      -------------------
     (Name)                          (Area Code)             (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities  Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? |X|Yes |_|No

     If answer is no, identify report(s).

--------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
     |X|Yes |_|No

     The Registrant expects to report approximately $3.6 million of revenues for fiscal 2008 compared to revenues of approximately  $90,800 for fiscal 2007.
     The  Registrant  expects  to report  approximately  $6.5  million  of total expenses in fiscal 2008  compared to  approximately  $2.1 million in fiscal
     2007.  Net  loss for  fiscal  2008 is  expected  to be  approximately  $4.8 million,  or $0.23 per diluted  share,  as compared to a net loss in fiscal
     2007 of approximately $2.0 million, or $0.16 per diluted share. Fiscal 2008 is the first  fiscal  year of  operation  of the  Registrant  as an oil and
     natural  gas   acquisition,   exploration  and  development   company  with
     production  from  multiple  oil  and  natural  gas  projects.  Fiscal  2007 operations were primarily limited to technical evaluation of properties and design  of  plans  for  developing  these  properties,  as well as  seeking financing opportunities.  As such, its results of operations in fiscal 2008 are not comparable to fiscal 2007.

                             EnerJex Resources, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: June 30, 2008                          By: /s/ C. Stephen Cochennet
      ------------------------------             -------------------------------
                                                 C. Stephen Cochennet, President

--------------------------------------------------------------------------------

                                    ATTENTION

INTENTIONAL  MISSTATEMENTS  OR  OMISSION  OF FACT  CONSTITUTE  FEDERAL  CRIMINAL
VIOLATIONS (See 18 U.S.C.1001).

--------------------------------------------------------------------------------